UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 0-19822
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                       LITCHFIELD FINANCIAL CORPORATION
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            (Exact name of registrant as specified in its charter)


       430 Main Street, Williamstown, Massachusetts 01267 (413-458-1000)
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              (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)


                    Common Stock, Par Value $0.01 Per Share
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           (Title of each class of securities covered by this Form)


                                     None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                Rule 12g-4(a)(1)(i)  [X]     Rule 12h-3(b)(1)(i)  [X]
                Rule 12g-4(a)(1)(ii) [_]     Rule 12h-3(b)(1)(ii) [_]
                Rule 12g-4(a)(2)(i)  [_]     Rule 12h-3(b)(2)(i)  [_]
                Rule 12g-4(a)(2)(ii) [_]     Rule 12h-3(b)(2)(ii) [_]
                                             Rule 15d-6           [_]

Approximate number of holders of record as of the certification or notice date: Common Stock-1
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Pursuant to the requirements of the Securities Exchange Act of 1934 Litchfield
Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  November 9, 1999               By:  /s/ Richard A. Stratton
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                                           Name:  Richard A. Stratton
                                           Title: President and Chief Executive
                                                  Officer

Explanatory Note: Textron Financial Corporation ("Textron") is the sole holder of record of the Common Stock referred to above as of the date hereof pursuant to the merger (the "Merger") of Lighthouse Acquisition Corp., a wholly owned subsidiary of Textron, into Litchfield Financial Corporation ("Litchfield"), which was consummated on November 3, 1999. Litchfield is now filing this Form 15 at the request of the Commission to terminate the registration of Litchfield under Section 12(g) of the Securities Exchange Act of 1934 because the Form was executed by Litchfield following consummation of the Merger in November 1999 but inadvertently was not filed with the Commission under the appropriate Edgar code at that time.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.